EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Peregrine Pharmaceuticals, Inc. for the registration of common stock and preferred stock for an aggregate initial offering price not to exceed $100,000,000 and to the incorporation by reference therein of our reports dated July 11, 2013, with respect to the consolidated financial statements and schedule of Peregrine Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of Peregrine Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended April 30, 2013, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Irvine, California

December 27, 2013